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                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration File No.: 333-64111



                              IAT MULTIMEDIA, INC.

                     SUPPLEMENT NO. 1 DATED JANUARY 8, 1999
                      TO PROSPECTUS DATED OCTOBER 27, 1998


     The section entitled "Selling Stockholders" commencing on page 13 of the Prospectus dated October 27, 1998 is hereby supplemented and updated as follows:

     Pursuant to an Exchange Agreement dated as of December 31, 1998, by and among IAT Multimedia, Inc., JNC Opportunity Fund Ltd. and JNC Strategic Fund Ltd., JNC Strategic Fund Ltd. agreed to exchange the 198,255 shares of IAT Common Stock it purchased from IAT in a private placement on June 19, 1998 for 2,000 shares of IAT's Series B Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"). IAT issued the 2,000 shares of Preferred Stock to JNC Strategic Fund Ltd. effective as of January 7, 1999. The 2,000 shares of Preferred Stock are convertible into 198,255 shares of IAT Common Stock, subject to adjustment for certain events including stock splits, recapitalizations, mergers or consolidations of IAT. The Preferred Stock is convertible into IAT Common Stock at the option of JNC Strategic Fund Ltd. at any time and, at the option of IAT, at any time on or after December 30, 1999 or earlier, in the event the closing sales price of the IAT Common Stock as reported by the Nasdaq National Market attains certain levels during certain periods of time. In addition, any shares of Preferred Stock not converted by January 7, 2002 will automatically be converted into shares of IAT Common Stock. The Preferred Stock has no voting rights, has a liquidation preference of $1.00 per share and is redeemable by IAT under certain circumstances.

     Pursuant to the Exchange Agreement, IAT agreed to register for resale the 198,255 shares of IAT Common Stock issuable upon conversion of the Preferred Stock. Accordingly, all references in this Prospectus to the 198,255 shares of IAT Common Stock previously held by JNC Strategic Fund Ltd. and registered for resale under this Prospectus shall refer to the 198,255 shares of IAT Common Stock issuable upon conversion of the Preferred Stock and registered for resale hereunder.